SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Embratel Participações S.A.
Minutes of the Meeting of the Board of Directors of February 23, 2005

EMBRATEL PARTICIPAÇÕES S.A.
Federal Taxpayer n.º 02.558.124/0001-12
State Taxpayer n.º 3330026237-7

(Free Translation)

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

DATE, TIME AND PLACE: February 23, 2005, at 03:00PM, at the Company's headquarter at Rua Regente Feijón° 166/1687-B – Centro, Rio de Janeiro, RJ.

CALL TO THE MEETING AND PRESENCE: The Members of the Board of Directors were called to the meeting in a regular manner as well as, in accordance with terms of § 3 of Article 163 of Law nº 6.404/76, the Members of the Board of Auditors signing below.

AGENDA: To rectify and ratify the decision taken by the Board of Directors on February 03, 2005 at 07:00PM.

OPINION OF THE BOARD OF AUDITORS: Initially, it was reiterated to the Board Members that the Board of Auditors had already issued, on February 03, 2005, an opinion in favor of the proposed capital increase, which is transcribed as follows: “After having examined the Company's management proposal, the Board of Auditors has issued an opinion that favors the Company's management proposal, under the following terms: (i) increase the capital stock, which is currently R$2,273,913,387.00 (two billion, two hundred seventy three million, nine hundred thirteen thousand, three hundred eighty seven reais), to up to R$4,096,713,387.00 (four billion, ninety six million, seven hundred thirteen, three hundred eighty seven reais), with an increase, therefore, of up to R$1,822,800,000.00 (one billion, eight hundred twenty two million, eight hundred thousand reais), of which up to 157,658,651,441 (one hundred fifty seven billion, six hundred fifty eight million, six hundred fifty one thousand, four hundred forty one) in common shares and up to 266,248,325,303 (two hundred sixty six billion, two hundred forty eight million, three hundred twenty five thousand, three hundred and three) in preferred shares, all of them identical to the outstanding shares, at an issue price of R$4.30 (four reais and thirty cents) per lot of one thousand shares, through a private subscription by the current shareholders; and (ii) the maintenance by the Company of its decision to increase the capital stock provided that the amount subscribed reaches the minimum level of R$911,400,000.00 (nine hundred eleven million, four hundred thousand reais). Rio de Janeiro, February 03, 2005. (Signed by) Ruy Dell’Avanzi, Edison Giraldo and Erasmo Simões Trogo.”

DECISIONS: The members of the Board of Directors present to the meeting unanimously approved the resolutions below without restrictions, considering that:

(a) On February 16, 2005, the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - “CVM”), through Deliberation CVM #478, suspended the process to subscribe to new shares of the Company, as approved by the February 03, 2005 meeting of the Board of Directors at 07:00PM, until the conditions contained in that Deliberation were met. On February 18, 2005, through Deliberation CVM #479, CVM authorized Embratel Partcipações' management to resume the capital increase process, it being necessary, however, to change all dates and/or time intervals originally approved on the February 03, 2005 meeting; and

(b) The Board Members also deliberated on a new wording to item (iii), including item (iv) and reordering the items of sub-item 4.6., of item 4, of Deliberation (A), with the purpose to clarify the procedures relative to the subscription of leftover shares, rectified and ratified the decision taken by the Board of Directors on February 03, 2005 at 07:00PM under the following terms:

"(A) CAPITAL INCREASE OF THE COMPANY.

1. Following the decision taken on the Board Meeting on December 15, 2004 and having examined the company management's proposal as well as the opinion of the board of auditors, the final terms of the capital increase were approved, within the limits of the authorized capital, of R$2,273,913,387.00 (two billion, two hundred seventy three million, nine hundred thirteen thousand, three hundred eighty seven reais), to up to R$4,096,713,387.00 (four billion, ninety six million, seven hundred thirteen, three hundred eighty seven reais), with an increase, therefore, of up to R$1,822,800,000.00 (one billion, eight hundred twenty two million, eight hundred thousand reais), of which up to 157,658,651,441 (one hundred fifty seven billion, six hundred fifty eight million, six hundred fifty one thousand, four hundred forty one) in common shares and up to 266,248,325,303 (two hundred sixty six billion, two hundred forty eight million, three hundred twenty five thousand, three hundred and three) in preferred shares, all of them identical to the outstanding shares, at an issue price of R$4.30 (four reais and thirty cents) per lot of one thousand shares, for both classes of shares of the Company, through a private subscription by the current shareholders, with preemptive right being extended to the holders of American Depositary Shares (“ADSs”), considering the proposal presented by the management of the Company and the justifications mentioned in item 2 below, as well as the favorable opinion issued by the Board of Auditors. The Company shall maintain its decision to increase the capital stock provided that the subscription amount reaches a minimum level of R$911,400,000.00 (nine hundred eleven million, four hundred thousand reais).

2. The following reasons justify the capital increase:

(a) The Company intends to reduce its net debt levels and the financial costs of its controlled company, Empresa Brasileira de Telecomunicações S.A. – Embratel, through injection of funds to: (i) redeem 35%, or US$96,250,000.00 (approximately R$250,635,000.00), of the aggregate principal amount outstanding under Embratel’s US$275,000,000.00 (approximately R$716,100,000.00) guaranteed notes due 2008. The guaranteed notes bear interest at 11.0% per annum and mature in 2008. Under the terms of the guaranteed notes, the redemption price would equal 111% of the principal amount of the notes, which would result in an aggregate redemption payment of US$106,837,500.00 (approximately R$278,204,850.00) plus accrued interest; and (ii) pay short-term debt as it matures. Short-term debt, which may be repaid with part of the proceeds from the offering or with other funds, includes R$1,000,000,000.00 in commercial paper issued by Embratel in Brazil in Reais, maturing in the second quarter of 2005; and

(b) The Company intends to gain financial flexibility to fund the capital expenditures of the Company and of its subsidiaries. Proceeds from this capital increase may be used for the acquisition of certain assets from the controlling shareholder in Brazil, although no specific transaction has been proposed.

3. The issue price will be of R$4.30 (four reais and thirty cents) per lot of one thousand shares, for both classes of shares of the Company. The issue price for the new common and preferred shares was determined based on the share price of the preferred shares on Bolsa de Valores de São Paulo ("BOVESPA"), due to its high degree of liquidity, according to terms in Article 170, paragraph 1, of Law No. 6.404 of December 15, 1976, as amended ("Lei das Sociedades Anônimas"), and to CVM Advisory Opinions No. 1 of September 27, 1978, and No. 5 of December 3, 1979. The determination of the issue price of the new shares to be issued by the Company, based on what was proposed by the company management, which was supported by studies made by the financial advisors of the Company - Goldman Sachs & Co., is a function of market conditions and is intended to stimulate shareholder participation and to enable the formation of a market price for the subscription rights. The issue price represents (i) a discount of approximately 9% (nine percent) on the volume weighted average closing price of the preferred shares in the last thirty (30) trading days at BOVESPA dating from February 03, 2005; and (ii) a discount of approximately 19% (19 percent) on the volume weighted average closing price of the preferred shares in the last sixty (60) trading days at BOVESPA dating from February 03, 2005.

4. The capital increase approved herein shall be done in accordance with the following terms and conditions:

4.1. Record and Subscription List: Shareholders holding common and preferred shares of the Company on March 07, 2005, shall have preference in the subscription of the capital increase decided herein, for shares identical to the shares held by them, in the proportion of: (i) 1.267668090 common shares of each common share held by them, (ii) 1.267668090 preferred shares for each preferred share held by them. Shareholders holding ADSs of the Company on March 10, 2005, shall have preference in the subscription of the capital increase decided herein, for shares identical to the shares held by them, in the proportion of and (iii) 1.267668090 ADSs of each ADS held by them.

4.2. Ex-Rights Trading: Common and preferred shares acquired beginning on March 08, 2005 shall not entitle the purchaser to the subscription right.

4.3. Dividends: After ratification of the capital increase by the Board of Directors, the shares issued will be entitled to receive the full amount of any dividends to be declared by the Company thereafter.

4.4. Period to Exercise the Subscription Right: (i) in the Brazilian market: from March 10, 2005 to April 11, 2005, and (ii) in the US market: from March 15, 2005 to April 07, 2005.

4.5. Manner of Payment: The shares shall be paid for in cash in Brazilian currency at the time of subscription.

4.6. Procedure To Subscribe Remaining Shares:

(i) after the end of the exercise period of the preemptive rights, shareholders who indicated an interest in their subscription bulletins in subscribing for any leftover unsubscribed shares shall have a period of three (3) business days after the determination of the number of leftover shares to subscribe for such leftover shares;

(ii) shares that remain unsubscribed after the first reoffering round will again be reoffered to shareholders that have indicated interest in reserving of new leftover in the leftover subscription bulletin. Shareholders shall have a period of three (3) business days after the announcement of the number of leftover shares from the first offering to subscribe for new leftover shares;

(iii) the maximum number of shares (including shares in the form of ADSs) to be allocated to each subscriber will be determined by multiplying the total number of shares (including shares in the form of ADSs) that were not subscribed by the percentage calculated by dividing the number of shares (including shares in the form of ADSs) subscribed by the respective subscriber by the total number of shares subscribed (including shares in the form of ADSs), subscribed by all subscribers that have expressed interest in subscribing to leftover shares. Note that the maximum number of leftover shares (including shares in the form of ADSs) that each subscriber will be entitled to in the second reoffering round will be calculated based on the result of the first reoffering round.

(iv) Each subscriber will initially subscribe the leftover shares relative to the same class of shares that he/she subscribed for having exercised his/hers preemptive right, up to the limit of the maximum amount of leftover shares to which each subscriber will be entitled to, calculated in according to aforementioned item (iii), at a ratio to be determined by multiplying the total number of leftover shares of each class by the percentage calculated by dividing the (x) number of shares of this same class, subscribed by the respective subscriber who had indicated interest to subscribe leftover shares by the (z) number of total shares of the same class subscribed by all subscribers who had indicated interest to subscribe leftover shares. If the total amount of leftover shares of the same class attributable to the respective subscriber is lower than the total number of shares that he/she is entitled to subscribe, as calculated according to aforementioned item (iii), the respective subscriber may subscribe this difference in a different class of share. If the total amount of leftover shares of a same class attributable to the respective subscriber is greater than the total number of shares that that he/she is entitled to subscribe, as calculated according to aforementioned item (iii), the respective subscriber will be limited to subscribe to the total number of shares calculated in the aforementioned item (iii).

(v) in addition, the Company's management is authorized to decide if any leftover unsubscribed shares, after two reoffering rounds, shall be sold in an auction at BOVESPA, for the benefit of the Company (article 171, paragraph 7, item "b" of Lei das S.A.s), which auction, if necessary, will be held on May 03, 2005, or shall be allocated among the shareholders through additional reoffering rounds.

4.7. Ratification: After subscribers effectively pay in the capital increase approved herein, a new meeting of the Board of Directors shall be convened to ratify the capital increase of the Company.

4.8. Notice to the Shareholders: The Company will publish, on March 02, 2005, a Notice to the Shareholders in a newspaper of wide circulation in Brazil to communicate the capital increase approved herein and the terms and conditions for the exercise of the preemptive subscription rights.

4.9. F-3: In order to enable holders of ADSs traded in the U.S. market to exercise preemptive rights to subscribe for preferred shares in the capital increase, Company management filed F-3 Registration Statement with the U.S. Securities and Exchange Commission and shall make amendments to it to reflect the terms and conditions approved herein.

4.10. Ratification: The Board of Directors ratifies all acts taken to date by the Company's management with respect to the capital increase approved herein."

CLOSING OF THE MEETING. As there was nothing further to be dealt with, the meeting was adjourned and these minutes were drafted, which being read and approved, were signed by the members of the Board of Directors and of the Board of Auditors present, and by the Secretary, and copied in the book of minutes.

Rio de Janeiro, February 23, 2005.

SIGNED:

BOARD OF DIRECTORS

__________________________________
CARLOS HENRIQUE MOREIRA - CHAIRMAN

__________________________________
JOSÉ FORMOSO MARTÍNEZ - VICE-CHAIRMAN

__________________________________
DILIO SERGIO PENEDO

___________________________________
JOEL KORN

___________________________________
ALBERTO DE ORLEANS E BRAGANÇA

BOARD OF AUDITORS:

_______________________________
RUY DELL’AVANZI

_______________________________
EDISON GIRALDO

_________________________________
ERASMO SIMÕES TROGO

____________________________________
ANTONIO OSCAR DE CARVALHO PETERSEN FILHO
Secretary-General

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.